CUSIP No. 559091307	13D	Page 1 of 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559091307

(CUSIP Number)

One Stone Holdings II LP

720 Fifth Avenue, 10th Floor

New York, New York 10019

(212) 702-8670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person ’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP No. 559091307	13D	Page 2 of 15

1	Name of Reporting Person One Stone Holdings II LP
2	Check the appropriate box if a member of a group (a) :☐ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 19,239,734*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 19,239,734*
11	Aggregate Amount Beneficially Owned by each Reporting Person 19,239,734*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.1%**
14	Type of Reporting Person PN (Limited Partnership)

*	Includes 19,239,734 shares of Common Stock of Magellan Petroleum Corporation (the “Issuer”) issuable upon the conversion of 19,239,734 shares of Series A Preferred Stock of the Issuer. The shares of Series A Preferred Stock are convertible on a one-for-one basis commencing on May 17, 2013, subject to approval of the Proposal (as defined below). The Series A Preferred Stock is entitled to customary anti-dilution protections.
**	The calculation is based on 44,642,983 shares of Common Stock of the Issuer outstanding as of May 10, 2013, which figure is based on information set forth in the Series A Convertible Preferred Stock Purchase Agreement, dated May 10, 2013, by and between the Issuer and One Stone Holdings II LP, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013.

(Page 2 of 15 Pages)

CUSIP No. 559091307	13D	Page 3 of 15

1	Name of Reporting Person One Stone Energy Partners GP, L.L.C.
2	Check the appropriate box if a member of a group (a) :☐ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 19,239,734*
	9	Sole Dispositive Power
	10	Shared Dispositive Power 19,239,734*
11	Aggregate Amount Beneficially Owned by each Reporting Person 19,239,734*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.1%**
14	Type of Reporting Person OO (Limited Liability Company)

*	Includes 19,239,734 shares of Common Stock of the Issuer issuable upon the conversion of 19,239,734 shares of Series A Preferred Stock of the Issuer. The shares of Series A Preferred Stock are convertible on a one-for-one basis commencing on May 17, 2013, subject to the approval of the Proposal. The Series A Preferred Stock is entitled to customary anti-dilution protections.
**	The calculation is based on 44,642,983 shares of Common Stock of the Issuer outstanding as of May 10, 2013, which figure is based on information set forth in the Series A Convertible Preferred Stock Purchase Agreement, dated May 10, 2013, by and between the Issuer and One Stone Holdings II LP, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013.

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 (“Common Stock”), of Magellan Petroleum Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1775 Sherman Street, Suite 1950, Denver, Colorado, 80202.

Item 2.	Identity and Background.

(a),(f)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	One Stone Holdings II LP, a Delaware limited partnership (“One Stone”); and

(ii)	One Stone Energy Partners GP, L.L.C., a Delaware limited liability company (“One Stone GP”).

One Stone and One Stone GP are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the managing members of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 720 Fifth Avenue, 10th Floor, New York, New York 10019.

(c)	(i)	One Stone is a special purpose entity and its principal business is investing in securities of the Issuer; and

	(ii)	One Stone GP’s principal business is to hold general partner interests in One Stone and is a fund managed by One Stone Partners L.L.C. whose primary business activity is investing in various companies, including the Issuer.

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(d)-(e)	None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective managing members listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Series A Purchase Agreement (as defined below), the Issuer agreed to issue and sell, and One Stone agreed to purchase, the Series A Preferred Stock (as defined below) for an aggregate purchase price of $23,501,216.00. The source of the purchase price was capital contributions by the limited partners of One Stone and its affiliates.

Item 4.	Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

On May 17, 2013 (the “Closing Date”), One Stone purchased 19,239,734 shares (the “Purchased Shares”) of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) from the Issuer pursuant to that certain Series A Convertible Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”), dated May 10, 2013, by and between the Issuer and One Stone. One Stone purchased the Purchased Shares for investment purposes. The following describes plans or proposals, including those in connection with the purchase, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	(i)	Under the Certificate of Designations of the Issuer, dated May 17, 2013 (“Certificate of Designations”), as of the Closing Date, each Purchased Share is convertible into one share of the Issuer’s Common Stock at One Stone’s election, and each Purchased Share has no expiration date by which such Purchased Share must be converted. Within 90 days of the closing date, the Issuer will cause the holders of Common Stock to consider approval of (i) the full convertibility of the shares of the Purchased Shares into Common Stock, and (ii) the full voting power of shares of Series A Preferred Stock (clauses (i) and (ii) collectively, the “Proposal”). Prior to obtaining shareholder approval of the Proposal, shares of Series A Preferred Stock are convertible into an aggregate number of shares of Common Stock not to exceed 19.99% of the outstanding shares of Common Stock immediately prior to the Closing Date.

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(ii)	With respect to each Purchased Share, a 7% per annum dividend on the original issue price of $1.22 of the Purchased Shares (the “Purchase Price”) is payable quarterly in arrears in cash and may, to the extent the board of directors of the Issuer (the “Board”) determines that available funds are insufficient to pay the amount of such dividend in cash, be accrued and compounded with the dividend payable on the next quarterly dividend payment date; provided, however, that the Board may elect to pay such dividend in cash, in kind (in the form of additional shares of Series A Preferred Stock) or in a combination of cash and additional shares of Series A Preferred Stock, as determined by the Board for each such quarter, following shareholder approval of the Proposal. The aggregate number of shares of Series A Preferred Stock issuable in respect of the aggregate amount of any dividends paid in kind on any quarterly dividend payment date will be equal to (x) the aggregate cash amount otherwise payable in respect of such dividends divided by (y) the Purchase Price (rounded up to the next nearest whole number).

(iii)	In the event of a Change in Control (as defined in the Certificate of Designations) of the Issuer, holders of Series A Preferred Stock will have the option to (i) convert Series A Preferred Stock into Common Stock immediately prior to the Change in Control, (ii) in certain circumstances, receive stock or securities in the acquirer of the Company having substantially identical terms as those of the Series A Preferred Stock, or (iii) receive a cash payment that, when considering all cash dividends already paid, allows One Stone to achieve a 20% annualized internal rate of return on its then outstanding Series A Preferred Stock.

(b)	None.

(c)	None.

(d)	Pursuant to the Series A Purchase Agreement and the Certificate of Designations, for so long as One Stone owns at least 15% or 10% of the fully diluted shares of Common Stock (assuming full conversion of the Series A Preferred Stock), One Stone will have the right to appoint at least two members or one member, respectively, to the Board (the “Preferred Directors”). These Preferred Directors will not be subject to director elections by the holders of Common Stock at the Company’s annual meetings of shareholders. In accordance with the Series A Purchase Agreement and the Certificate of Designations, on May 17, 2013, One Stone designated, and the Issuer appointed, Robert Israel and Vadim Gluzman as Preferred Directors. Effective as of the Closing Date, the Issuer amended Article III, Section 1(a) of its by-laws to state that the Preferred Directors shall not be assigned to classes of the Board.

(e)	The information set forth in section (a)(ii) of this Item 4 is incorporated by reference into this section (e).

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(f)	None.

(g)	(i)	By resolution, dated May 9, 2013, the Issuer approved the issuance and sale of the Purchased Shares to One Stone and by so doing rendered Delaware’s anti-takeover statute inapplicable to One Stone.

	(ii)	For a period of two years following the date of the Series A Purchase Agreement, without the prior written consent of the Issuer, One Stone and its affiliates are prohibited from (i) acquiring direct or beneficial control of any additional equity securities of the Issuer or any rights thereto; (ii) participating in or forming any voting group or voting trust with respect to any voting securities of the Issuer; and (iii) seeking to influence, modify, or control management, the Board, or any business, policies, or actions of the Issuer. Until such time as One Stone and its affiliates no longer hold any Series A Preferred Stock, One Stone and its affiliates are prohibited from engaging, directly or indirectly, in any short selling of the Common Stock. Prior to the expiration of such two year period, pursuant to the Series A Purchase Agreement, One Stone has certain rights to participate in a bid process if the Issuer is involved in a bid process regarding a sale, merger or other business combination transaction.

(h)	None.

(i)	None.

(j)	The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Purchased Shares or the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons and the terms and conditions of the Series A Purchase Agreement and the Certificate of Designations. Subject to the terms and conditions of the Series A Purchase Agreement and the Certificate of Designations, including the stand still provisions referred to in Item 4(g), above, the Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

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References to and descriptions of the Series A Purchase Agreement (attached as Exhibit B hereto), Certificate of Designations (attached as Exhibit C hereto), and Registration Rights Agreement (attached as Exhibit D hereto) set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement and which are incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference. The following disclosure assumes that there are a total of 63,882,717 shares of Common Stock of the Issuer outstanding as of May 17, 2013, which figure (i) is based on information set forth in the Series A Purchase Agreement, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013 and (ii) assumes all of the Purchased Shares have been converted to Common Stock.

(a)-(b)

(i)	One Stone is the sole record owner of the Purchased Shares, which following approval of the Proposal will entitle One Stone to receive up to 19,239,734 shares of Common Stock, representing, on an as converted basis, beneficial ownership of 19,239,734 shares of Common Stock (approximately 30.1% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act).

(ii)	One Stone GP does not directly own any of the Purchased Shares or shares of Common Stock. By virtue of being the general partner of One Stone, One Stone GP may be deemed to possess voting and dispositive power with respect to the 19,239,734 shares of Common Stock beneficially owned by One Stone (approximately 30.1% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act).

(c)	Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Series A Preferred Stock or Common Stock during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Voting

The Series A Preferred Stock is entitled to vote on an as-converted basis with the Common Stock, subject to the following: aggregate voting power of the Series A Preferred Stock (together with any shares of Common Stock held by the holders of Series A Preferred Stock), will not be greater than 19.99% of the aggregate voting power of the then outstanding shares of Common Stock prior to the approval of the Proposal by the holders of Common Stock.

Forced Conversion

At any time after the third anniversary of the Closing Date, the Issuer has the right to cause One Stone to convert all, but not less than all, of the Purchased Shares into shares of Common Stock, if, among other conditions: (i) the per share price of Common Stock equals or exceeds 200% of the Purchase Price for a period of 20 out of 30 consecutive trading days, (ii) the average daily trading volume of shares of Common Stock exceeds an amount equal to the number of shares of Common Stock issuable upon the conversion of all outstanding shares of Series A Preferred Stock divided by 45, and (iii) the resale of shares of Common Stock is covered by an effective shelf registration statement, or such shares of Common Stock may be sold or transferred by the holder thereof under Rule 144 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) without any limitation on the volume, timing, recipients or intended methods of distribution; provided, however, that any shares of Common Stock held by a holder that is an Affiliate (as defined in the Certificate of Designations) of the Issuer will not satisfy the conditions of free transferability under Rule 144 referred to above unless the Issuer reasonably determines (through delivery of a legal opinion or other reasonable supporting documentation) that the holder is not an Affiliate.

Redemption

At any time after the third anniversary of the Closing Date, and upon 30 days prior written notice, the Issuer may elect to redeem all, but not less than all, shares of Series A Preferred Stock for an amount equal to the greater of (i) the closing sale price of the Common Stock on the date the Company delivers such notice multiplied by the number of shares of Common Stock issuable upon conversion of the outstanding Series A Preferred Stock, and (ii) a cash payment that, when considering all cash dividends already paid, allows One Stone to achieve a 20% annualized internal rate of return on the then outstanding Series A Preferred Stock. One Stone has the right to convert the Series A Preferred Stock into shares of Common Stock at any time prior to the close of business on the redemption date.

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Liquidation

Upon a liquidation event, holders of Series A Preferred Stock will be entitled to a non-participating liquidation preference per share of Series A Preferred Stock equal to (i) 115% of the Purchase Price until the second anniversary of the issuance of Series A Preferred stock, (ii) 110% of the Purchase Price after the second anniversary of issuance until the third anniversary of issuance, (iii) 105% of the Purchase Price after the third anniversary of issuance until the fourth anniversary of issuance, and (iv) thereafter, at the Purchase Price.

Ranking

The Series A Preferred Stock ranks senior to Common Stock with respect to dividend rights and rights on liquidation, winding up, and dissolution.

Minority Veto Rights

For so long as One Stone owns at least 10% of the Issuer’s fully diluted Common Stock (assuming full conversion of the Purchased Shares), One Stone will hold veto rights with respect to (i) the issuance of securities that are senior or on parity with the Series A Preferred Stock, (ii) capital expenditures greater than $15,000,000 that are not provided for in the then-current annual budget; (iii) certain related-party transactions; (iv) changes to the Issuer’s principal line of business; and (v) an increase in the size of the Board to a number greater than 12.

Transfer Restrictions

The Series A Purchase Agreement and the Certificate of Designations contain transfer restrictions prohibiting One Stone from transferring certain rights of the Purchased Shares (other than to an affiliate of One Stone) without the prior written consent of the Issuer (which consent shall not be unreasonably withheld).

Registration Rights Agreement

In connection with the Series A Purchase Agreement, the Issuer and One Stone entered into a Registration Rights Agreement, dated May 17, 2013 (the “Registration Rights Agreement”), which is filed as Exhibit D to this Schedule 13D (which is incorporated herein by reference). Pursuant to the Registration Rights Agreement, One Stone is entitled to certain demand registration rights and piggyback registration rights under the Securities Act for the shares of Common Stock into which the Purchased Shares are convertible.

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Item 7.	Material to be filed as Exhibits.

Exhibit A —	Joint Filing Agreement.*

Exhibit B —	Series A Convertible Preferred Stock Purchase Agreement, dated May 10, 2013, by and between Magellan Petroleum Corporation and One Stone Holdings II LP (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on May 13, 2013).

Exhibit C —	Certificate of Designations, dated May 17, 2013 (incorporated by reference to Exhibit 3.1 to Magellan Petroleum Corporation’s current report on Form 8-K filed on May 13, 2013).

Exhibit D —	Registration Rights Agreement, dated May 17, 2013, between Magellan Petroleum Corporation and One Stone Holdings II LP (incorporated by reference to Exhibit 4.1 to Magellan Petroleum Corporation’s current report on Form 8-K filed on May 13, 2013).

Exhibit E —	Power of Attorney for One Stone Holdings II LP, dated May 15, 2013 (incorporated by reference to Exhibit 24.1 to Form 3 filed by One Stone Holdings II LP on May 21, 2013).

Exhibit F —	Power of Attorney for One Stone Energy Partners GP, L.L.C., dated May 15, 2013 (incorporated by reference to Exhibit 24.2 to Form 3 filed by One Stone Energy Partners GP, L.L.C. on May 21, 2013).

*	Filed Herewith

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 24, 2013

ONE STONE HOLDINGS II LP

By:	One Stone Energy Partners GP, L.L.C., its general partner

By:	/s/ Rimma Khafizova Name: Rimma Khafizova, on behalf of Robert Israel
Title: Managing Member

ONE STONE ENERGY PARTNERS GP, L.L.C.

By:	/s/ Rimma Khafizova
Name: Rimma Khafizova, on behalf of Robert Israel
Title: Managing Member

S-1

SCHEDULE A

Name	Title	Citizenship	Business Address	Shares of Common Stock Owned
Robert Israel	Managing Member	United States	720 Fifth Avenue 10th Floor New York, NY 10019	0
Vadim Gluzman	Managing Member	United States	720 Fifth Avenue 10th Floor New York, NY 10019	0

Sch-A-1